

10030005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
William Blair Funds Placement Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke (312) 236-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Willis Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair Funds Placement Group, L.L.C., as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Timothy Burke
Chief Financial Officer



Notary Public


"OFFICIAL SEAL"
ELIZABETH ZUREK
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 05/29/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☒ (e) Statement of Changes in Member's Capital.
- ☒ (f) Statement of Cash Flows.
- ☒ (g) Computation of Net Capital Pursuant to SEC Rule 15c3-1.
- ☒ (h) Statement Regarding SEC Rule 15c3-3.
- ☐ (i) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A copy of the SIPC Supplemental Report (bound separately).
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule17a-5(g)(1) (bound separately).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair Funds Placement Group, L.L.C.

Financial Statements and Supplementary Information

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Member
William Blair Funds Placement Group, L.L.C.

We have audited the accompanying statement of financial condition of William Blair Funds Placement Group, L.L.C. (the Company) as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Blair Funds Placement Group, L.L.C. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
February 24, 2010

William Blair Funds Placement Group, L.L.C.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 1,543,733
Fees receivable	406,467
Fixed assets, at cost (net of accumulated depreciation and amortization of $94,807)	88,855
Other assets	36,080
Total assets	$ 2,075,135
Liabilities and member's capital	
Liabilities:	
Payable to affiliate	$ 407,869
Accrued expenses	27,500
Other liabilities	133,904
Total liabilities	569,273
Member's capital	1,505,862
Total liabilities and member's capital	$ 2,075,135

See accompanying notes.

William Blair Funds Placement Group, L.L.C.

Statement of Operations

Year Ended December 31, 2009

Revenues:	
Fees	$ 658,699
Dividends	5,040
Total revenues	663,739
Expenses:	
Employee compensation and benefits	329,325
Occupancy	263,506
Sales promotion	47,325
Communications and data processing	46,287
Other operating expenses	63,556
Total expenses	749,999
Net loss	$ (86,260)

See accompanying notes.

William Blair Funds Placement Group, L.L.C.

Statement of Changes in Member's Capital

Year Ended December 31, 2009

Balance at January 1, 2009	$ 562,122
Contributions	1,030,000
Net loss	(86,260)
Balance at December 31, 2009	$ 1,505,862

See accompanying notes.

William Blair Funds Placement Group, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net loss	$ (86,260)
Adjustments to reconcile net loss	
to net cash used in operating activities:	
Depreciation and amortization	38,239
Loss on disposal of fixed assets	9,557
(Increase) decrease in:	
Fees receivable	(406,467)
Other assets	29,717
Increase (decrease) in:	
Payable to affiliate	123,886
Accrued expenses	16,613
Other liabilities	93,706
Net cash used in operating activities	(181,009)
Financing activities	
Capital contributions	1,030,000
Net cash provided by financing activities	1,030,000
Net increase in cash and cash equivalents	848,991
Cash and cash equivalents at January 1, 2009	694,742
Cash and cash equivalents at December 31, 2009	$ 1,543,733

See accompanying notes.

1. Organization and Nature of Operations

William Blair Funds Placement Group, L.L.C. (the Company) is a wholly owned subsidiary of William Blair & Company, L.L.C. (the Parent). The Company is a limited purpose broker-dealer established for the purpose of raising private equity funds for venture, buyout, real estate, and mezzanine funds. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is based primarily in Chicago, Illinois with a branch in Dallas, Texas.

As of March 31, 2009, the Company temporarily ceased operations and the Parent entered into discussions to sell the Company. As of December 31, 2009, the Parent has reached an agreement for the sale of the Company and is awaiting FINRA approval on the transaction.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Fee Revenue

Fee revenue includes amounts received for private placement activities. Fees are based on the contractual agreement and will vary with the type of deal. Fees are recognized when earned. 77% of the fee receivable at December 31, 2009, is comprised of a single customer. Risk arises from the potential inability of this counterparty to perform under the terms of the contract.

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market fund investments of approximately $1,232,000 are included in cash and cash equivalents and are valued at reported net asset value. These money market funds are managed by the Parent.

2. Significant Accounting Policies (continued)

Dividend Income

Dividend income consists of the Company's earnings from its money market fund investments and is recognized when earned.

Financial Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Based on the fair value hierarchy established by FASB ASC Topic 820, the Company's money market fund investments are considered Level 1 financial instruments, whose inputs include quoted market prices in active markets for identical assets or liabilities.

Fixed Assets

Fixed assets consist of office furnishings and equipment. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years.

Income Taxes

The Company is a disregarded entity for federal income tax purposes, and as a result, its taxable income or loss is considered to be the taxable income or loss of the Parent. However, the Company is subject to the Texas state income tax.

Effective January 1, 2009, the Company adopted FASB ASC Topic 740-10, *Income Taxes*. Management has analyzed the Company's tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for income taxes is required in the Company's financial statements.

To the extent the Company recognizes interest and penalties related to unrecognized tax benefits, they are recorded as income tax expense in the statement of operations. The Company believes that it is no longer subject to any U.S. federal or state income tax examination for the years prior to 2007.

3. Commitments and Contingent Liabilities

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2011. For the year ended December 31, 2009, total rent expense for the Company amounted to $67,532. Future minimum annual lease payments are presented as follows:

Year	Lease Payments
2010	$ 131,176
2011	110,059
Total minimum lease payments	241,235
Less sublease rental income	(121,000)
Net minimum lease payments	$ 120,235

4. Retirement Plans

The Parent sponsors a qualified profit-sharing plan that covers employees of the Company who meet certain eligibility requirements. There was no annual contribution to the plan in 2009. The Company's employees may also be eligible to participate in the employee benefit offerings of the Parent.

5. Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission (SEC) and FINRA. The Company computes its net capital requirement under the alternative method, provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to $250,000 or 2% of aggregate debit items, as defined. The Company is subject to an exemptive provision under SEC Rule 15c3-3(k)(1) of the customer protection rule in that it conducts a limited business. At December 31, 2009, the Company had net capital of $949,829 and required net capital of $250,000.

Capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

6. Related-Party Transactions

The Company receives administrative support from the Parent. The Parent pays certain of the Company's expenses and the Company reimburses it in due course. At December 31, 2009, the Company owes the Parent $407,869.

7. Subsequent Events

Subsequent events have been evaluated through the date the financial statements are available to be issued, February 24, 2010. The Company had no subsequent events to be disclosed for the year ended December 31, 2009.

Supplementary Information

William Blair Funds Placement Group, L.L.C.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2009

Net capital	
Total member's capital	$ 1,505,862
Less nonallowable assets	531,402
Net capital before haircuts on securities	974,460
Haircuts on securities:	
Money market funds	24,631
Net capital	$ 949,829
Required net capital	
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 699,829
Net capital in excess of 120% of minimum requirement	$ 649,829

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, unaudited Focus Part II A report.

William Blair Funds Placement Group, L.L.C.

Statement Regarding SEC Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(1) in that the Company conducts a limited business.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
William Blair Funds Placement Group, L.L.C.

In planning and performing our audit of the financial statements of William Blair Funds Placement Group, L.L.C. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
February 24, 2010